Exhibit 24
CONFIRMING STATEMENT
This statement confirms that the undersigned, David
Matthew Buckley, has authorized and designated David E.
Barnes, Laura L. Douglas and Tamara Spennachio, singly,
to execute and file on the his behalf all Forms 3, 4,
and 5 (including any amendments thereto) that he may be
required to file with the U.S. Securities and Exchange
Commission as a result of the his ownership of or
transactions in securities of American Axle &
Manufacturing Holdings, Inc. (AAM). The authority of
David E. Barnes, Laura L. Douglas and Tamara Spennachio
under this statement shall continue until the insider is
no longer required to file Forms 3, 4, and 5 with regard
to securities of AAM, unless earlier revoked in writing.
The undersigned acknowledges that David E. Barnes,
Laura L. Douglas and Tamara Spennachio are not
assuming any of his responsibilities to comply with
Section 16 of the Securities Exchange Act of 1934.
Dated: November 20, 2017	s/  David Matthew Buckley